August 12, 2009

Mr. Chris Chase
Staff Attorney
U.S. Securities and Exchange Commission
Washington, DC 20549-0404

Re: W.W Grainger, Inc.
       Form 10-K for the Year Ended December 31, 2008
       Filed February 27, 2009
       Form No. 1-05684

Dear Mr. Chase:

Per our conversation on August 11, 2009, this letter confirms our receipt by fax on the 7th of August of a comment letter signed by H. Christopher Owings, Assistant Director.  This letter also confirms an extension of the 10 business day deadline in Mr. Owings’ letter of August, 6, 2009 by another 10 business days.  Accordingly, we plan to respond no later than September 2, 2009.

As discussed we will contact you directly if we have any questions.  Conversely feel free to contact me directly at 847-535-1173.

Sincerely,

/s/ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.